As filed with the Securities and Exchange Commission on May 11, 2000

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Compaq Computer Corporation

(Exact name of Registrant as specified in its charter)

Delaware	**76-0011617**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

20555 SH 249
Houston, Texas 77070
(281) 370-0670
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

THOMAS C. SIEKMAN, Esq.
Senior Vice President and General Counsel
Compaq Computer Corporation
20555 SH 249
Houston, Texas 77070
(281) 370-0670
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

KYLE DODA, Esq.	**LOUIS A. GOODMAN, Esq.**
Compaq Computer Corporation	**Skadden, Arps, Slate, Meagher & Flom LLP**
20555 SH 249	**One Beacon Street**
Houston, Texas 77070	**Boston, Massachusetts 02108**
(281) 370-0670	**(617) 573-4800**

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ____________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Security	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Debt Securities(2) . . .	$2,000,000,000(3)	100%	$2,000,000,000	$528,000

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(2) Such indeterminate amount of Debt Securities as may from time to time be issued at indeterminate prices.
(3) If any Debt Securities are issued at an original issue discount, such greater amount as shall result in aggregate net proceeds not in excess of $2,000,000,000 to the Registrant or, if any Debt Securities are issued with an offering price payable in a foreign currency, such amount as shall result in an aggregate initial offering price equivalent to $2,000,000,000 at the time of initial offering.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 11, 2000

PROSPECTUS

$2,000,000,000

Compaq Computer Corporation

Debt Securities

We may offer debt securities from time to time. Specific terms of these debt securities will be provided in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.

The securities described in this prospectus may be offered in amounts, at prices and on terms to be determined at the time of the offering. However, the aggregate initial public offering price of all such securities will not exceed $2,000,000,000 or its equivalent, based on the applicable exchange rate at the time of sale, if debt securities are issued with principal amounts denominated in one or more foreign currencies or currency units as designated by us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We urge you to carefully read this prospectus and the accompanying prospectus supplement, which will describe the specific terms of the debt securities being offered, before you make your investment decision.

This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

Investing in these debt securities involves risks. See "Risk Factors" on page 4 for information you should consider before buying any debt securities.

The date of this prospectus is   , 2000

TABLE OF CONTENTS

You should rely only on the information contained in or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or the applicable prospectus supplement is accurate as of any date other than the date on the front of those documents. The terms "Compaq," "we," "us," and "our" refer to Compaq Computer Corporation.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one of more offerings up to an aggregate total initial public offering price of $2,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

COMPAQ COMPUTER CORPORATION

Founded in 1982, Compaq, a Fortune Global 100 company, is the largest supplier of computing systems in the world. Compaq designs, develops, manufactures and markets hardware, software, solutions and services, including industry leading enterprise computing solutions, fault tolerant business critical solutions, networking and communication products, commercial desktop and portable products and consumer PCs.

Compaq products and services are sold in more than 200 countries directly to businesses, through a network of authorized Compaq marketing partners, and directly to businesses and consumers via Compaq's ecommerce Web site. Compaq markets its products and services primarily to customers in the business, home, government and education sectors.

We are incorporated under the laws of Delaware. Our principal executive offices are located at 20555 SH 249, Houston, Texas 77070 and our telephone number is (281) 370-0670. Our Web site address is www.compaq.com. The information contained in our Web site is not incorporated by reference into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC in New York City (7 World Trade Center, New York, New York 10048) and in Chicago (Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) or over the Internet at the SEC's Web site at http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

(a) Current Reports on Form 8-K filed January 5, 2000, January 26, 2000, February 18, 2000, February 28, 2000, March 1, 2000, March 30, 2000, April 26, 2000 and May 5, 2000. Current Report on Form 8-K/A filed March 1, 2000 and Quarterly Reports on Form 10-Q/A filed January 24, 2000 and Form 10-Q filed May 10, 2000;

(b) Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed February 23, 2000.

Any statement contained in a document incorporated into this prospectus by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this

prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address and telephone number:

Compaq Investor Relations, MS110312
P.O. Box 692000
Houston, Texas 77269-2000
(800) 433-2391

RISK FACTORS

Before buying any of the debt securities you should carefully consider the risks discussed in the section of our Form 10-Q for the quarter ended March 31, 2000 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors That May Affect Future Results," which is incorporated in this document by reference.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the debt securities will be used for general corporate purposes, which may include investments in subsidiaries, including funding a Compaq finance subsidiary, capital expenditures, and repayment of outstanding indebtedness.

DESCRIPTION OF DEBT SECURITIES

The following is a general description of the debt securities which may be issued from time to time by us. The particular terms relating to each debt security will be set forth in a prospectus supplement.

The debt securities will be our direct, unsecured obligations. They will constitute senior debt of Compaq and will be issued pursuant to an indenture between Compaq and The Bank of New York, as trustee. The debt securities issued under the indenture will rank *pari passu* with all other unsecured and unsubordinated debt of Compaq. The debt securities may be offered in one or more series. Since the creditors of any of Compaq's subsidiaries would generally have a right to receive payment that is superior to Compaq's right to receive payment from the assets of that subsidiary, holders of Compaq's debt securities will be effectively subordinated to creditors of Compaq's subsidiaries. When we offer to sell a particular series of debt securities, we will describe the specific terms for those securities in a supplement to this prospectus. The applicable prospectus supplement will also indicate whether the general terms described in this prospectus apply to a particular series of debt securities.

We have summarized the material provisions of the indenture below. A form of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part. You should read the indenture for a complete statement of the provisions summarized in this prospectus and for provisions that may be important to you. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

The indenture will not limit the amount of debt securities that we may issue under it. We may issue debt securities under the indenture up to an aggregate principal amount as we may authorize from time to time.

The prospectus supplements will describe the specific terms of the debt securities being offered, including:

- title of the securities;
- offering price;

- aggregate principal amount;
- maturity date(s);
- interest rate or the method for calculating the interest rate;
- interest payment dates and the record dates for interest payments;
- the amount of and dates on which premium, if any, will be paid;
- place where we will pay principal, interest and any premium;
- currency or currencies, if other than the currency of the United States, in which principal, interest and any premium will be paid;
- if other than denominations of $1,000 or multiples of $1,000, the denominations in which the debt securities will be issued;
- whether the debt securities will be issued in the form of global securities and who the depository will be;
- our right, if any, to defer payment of interest and the maximum length of this deferral period;
- any mandatory or optional redemption terms, or prepayment or sinking fund provisions;
- additional provisions, if any, relating to the defeasance of the debt securities;
- any special United States federal income tax consequences;
- any listing on a securities exchange; and
- any other terms that are not inconsistent with the indenture.

Covenants

Payment

We will pay the principal and interest when due.

Limitation on Liens

The indenture provides that, except as otherwise provided in the next succeeding paragraph, Compaq will not issue, assume or guarantee any indebtedness for borrowed money, referred to as "Debt," secured by any mortgage, pledge, security interest, lien or other encumbrance, collectively referred to as a "Lien," upon any Principal Property (as defined below) of Compaq (whether such Principal Property is now owned or hereafter acquired) unless Compaq secures the debt securities equally and ratably with, or prior to, such secured Debt, for so long as such Debt will be so secured. The restriction will not apply to Debt secured by:

A. Liens on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a subsidiary, provided that such liens were not entered into in contemplation of such corporation's becoming a subsidiary;

B. Liens on any property (including shares of stock or Debt) or other assets existing at the time of acquisition thereof or securing the payment of all or any part of the purchase price thereof, or securing any Debt incurred prior to, at the time of or within 180 days after, the acquisition of such property, shares of stock or Debt or, in the case of property, the completion of any improvements, whichever is later, for the purpose of financing all or any part of the purchase price or improvement costs;

C. Liens on property of Compaq in favor of the United States of America or any state, territory or possession thereof (or the District of Columbia), or any department agency or instrumentality or political subdivision of the United States of America or any state thereof to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose

of financing all or any part of the purchase price or the cost of construction of the property subject to such Liens;

D. Liens existing on the date of initial issuance of any debt securities;

E. Liens to secure indebtedness owing to Compaq;

F. Liens on property of an entity existing at the time such entity is merged into or consolidated with Compaq or at the time of a sale, lease or other disposition of the properties of an entity as an entirety or substantially as an entirety to Compaq, provided that the Lien was not incurred in contemplation of such merger or consolidation or sale, lease or other disposition; and

G. any extension, renewal or replacement of any Lien referred to in the foregoing clauses (A) to (F), inclusive, or of any Debt secured thereby; provided that such extension, renewal or replacement Lien shall secure no larger amount of Debt than that existing at the time of such extension, renewal or replacement.

Any Lien permitted by any of the foregoing clauses (A) through (G) inclusive shall be limited to all or any part of the same property that secured the Lien extended, renewed or replaced.

Notwithstanding the foregoing restrictions, Compaq may issue, assume or guarantee Debt secured by a Lien which would otherwise be subject to the foregoing restrictions without equally and ratably securing the Securities, provided that after giving effect thereto, the aggregate amount of all debt so secured by Liens (not including Liens permitted under clauses (A) through (G) above) does not exceed 10% of Compaq's Consolidated Net Tangible Assets (as defined below).

Limitations on Sale and Lease-Back Transactions

The Indenture provides that we may not enter into any Sale and Lease-Back Transaction with respect to any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between Compaq and one of its subsidiaries or between Compaq subsidiaries, unless:

A. Compaq would be entitled pursuant to the foregoing covenant relating to "Limitation on Liens", without equally and ratably securing the debt securities, to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt (as defined below) with respect to such Sale and Lease-Back Transaction; or

B. the proceeds of the transaction are at least equal to the fair market value thereof (as determined in good faith by Compaq's Board of Directors) and Compaq applies an amount equal to the greater of (1) the net proceeds of such sale or (2) the Attributable Debt with respect to such Sale and Lease-Back Transaction within 180 days of the sale to either (or a combination of) (x) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of Compaq or a subsidiary (other than debt subordinate to the debt securities or debt to Compaq or a subsidiary) that matures more than 12 months after its creation or (y) the purchase, construction or development of other comparable property.

Certain Definitions

"Consolidated Net Tangible Assets" means, as of any particular time, the aggregate amount of Compaq's assets as at the end of the immediately preceding calendar quarter (less applicable reserves and other properly deductible items) after deducting therefrom: (a) all current liabilities, except for current maturities of long-term debt and of obligations under capital leases; and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, to the extent included in such aggregate amount of assets.

"Sale and Lease-Back Transaction" means any arrangement with any person providing for the leasing by Compaq of any Principal Property that has been or is to be sold or transferred by Compaq to such person.

"Attributable Debt", as used with regard to a Sale and Lease-Back Transaction with respect to any property, means, at the time of determination, the lesser of: (a) the fair market value of such property (as determined in good faith by Compaq's Board of Directors); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease compounded semiannually. In the case of any lease that is terminable by the lessee upon the payment of a penalty, the net amount shall be the lesser of (x) the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) and (y) the net amount determined assuming no such termination.

"Principal Property" means the land, improvements, buildings and fixtures (including any leasehold interest therein) constituting the principal corporate office, any manufacturing plant or any manufacturing or research or engineering facility (whether now owned or hereafter acquired) that is owned or leased by Compaq and is located within the United States, unless Compaq's Board of Directors has determined in good faith that such office, plant or facility is not of material importance to the total business conducted by Compaq and its subsidiaries taken as a whole.

Consolidation, Merger or Sale of Assets

We may not consolidate, combine or merge with or sell, assign, convey, transfer or otherwise dispose of all or substantially all of our properties and assets to any person or persons in a single transaction or a series of related transactions unless:

- Compaq is the continuing person or, if Compaq is not the continuing person, the resulting, surviving or transferee person (the "surviving entity") is a company organized and existing under the laws of the United States or any state or territory;

- the surviving entity expressly assumes all of our obligations under the debt securities and the indenture, and executes a supplemental indenture which will be delivered to the trustee and will be in form and substance reasonably satisfactory to the trustee;

- immediately after giving effect to such transaction or series of transactions, no default has occurred and is continuing; and

- Compaq or the surviving entity will have delivered to the trustee an officer's certificate and opinion of counsel stating that the transaction or series of transactions and any supplemental indenture complies with the requirements of the indenture.

If any consolidation or merger or any sale, assignment, conveyance, transfer or other disposition of all or substantially all of our assets occurs in accordance with the indenture, the successor corporation will succeed to, and be substituted for, and may exercise every right and power of Compaq under the indenture with the same effect as if such successor corporation had been the original obligor under the indenture and the debt securities. We will then be discharged from all of our obligations and covenants under the indenture and the debt securities.

Amendments

The indenture may be amended without the consent of any holder of debt securities in order to:

- cure ambiguities, defects or inconsistencies, so long as the amendment does not materially and adversely affect the interests of any holder of debt securities;
- provide for the assumption of our obligations in the case of a merger or consolidation;
- make any change that would provide any additional rights or benefits to the holders of the debt securities of any series;
- secure the debt securities of any series;
- establish the form or forms of debt securities of any series permitted under the indenture;
- evidence and provide for the acceptance of appointment by a successor trustee under the indenture;
- maintain the qualification of the indenture under the Trust Indenture Act; or
- make any change that does not materially and adversely affect the rights of any holder.

Other amendments and modifications of the indenture or the debt securities issued may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

- reduce the principal amount or extend the fixed maturity of any debt securities or alter or waive the redemption provisions of any debt securities;
- change the currency in which principal, interest or any premium is paid;
- reduce the percentage in principal amount of debt securities of any series that must consent to an amendment, supplement or waiver or consent to take any other action;
- impair the right to institute suit to enforce the payment of any debt securities;
- waive a payment default with respect to any debt securities;
- reduce the interest rate or extend the time for payment of interest on any debt securities; or
- adversely affect the ranking of the debt securities of any series.

Events of Default and Remedies

When we use the term "Event of Default" with respect to the debt securities of any series, we mean:

(1) we fail to pay the principal or premium, if any, on the debt securities when due, including as a sinking fund installment;

(2) we fail to pay interest on the debt securities when it becomes due and the failure to pay continues for a period of 30 days or more;

(3) we fail to perform, or breach, any covenant in the indenture other than defaults specified in clause (1) or (2) above, and the failure to perform or breach continues for a period of 90 days or more after we receive written notice from the trustee, or the trustee and Compaq receive written notice from the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series;

(4) certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to Compaq have occurred; or

(5) any other Events of Default set forth in the prospectus supplement.

If an Event of Default, other than an Event of Default specified in clause (4), under the indenture occurs with respect to the debt securities of any series and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may by written notice, and the trustee at the request of the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of such series will, require us to repay immediately the entire principal amount of the outstanding debt securities of that series, or such lesser amount as may be provided in the terms of the securities, together with any accrued and unpaid interest and premium, if any.

If an Event of Default under the indenture specified in clause (4) occurs and is continuing, then the entire principal amount, or such lesser amount as may be provided in the terms of the securities, and any accrued and unpaid interest on the outstanding debt securities, will automatically become due and payable without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration or any automatic acceleration described above, the holders of a majority in principal amount of outstanding debt securities of any series may waive all past defaults and rescind this accelerated payment with respect to such securities if all existing Events of Default, except for nonpayment of the principal and interest on the debt securities of that series that have become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding debt securities of any series also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

Holders of at least 25% in aggregate principal amount of the outstanding debt securities of any series may seek to institute a proceeding only after they have made written request, and offered an indemnity satisfactory to the trustee, to the trustee to institute a proceeding, the trustee has failed to do so within 60 days after it received this notice and the trustee has not received during such 60-day period from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series, directions inconsistent with this written request. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates (including any grace periods) for such payment.

During the existence of an Event of Default, the trustee is required to exercise the rights and powers vested in it under the indenture and to use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person's own affairs. During the existence of an Event of Default, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered the trustee reasonable security or indemnity. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

We refer to any event that is, or after notice or passage of time or both would be, an Event of Default as a default. If any default occurs and is continuing and is known to the trustee, the trustee will, within 90 days after any default occurs, give notice of such Event of Default to the holders of the debt securities of that series, unless such Event of Default is already cured. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

We are required to furnish to the trustee an annual statement as to our compliance with all conditions and covenants under the indenture.

Certain Prepayments

If we deposit with the trustee sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a particular series, then at our option:

- we will be discharged from our obligations with respect to the debt securities of such series, or
- we will no longer be under any obligation to comply with the restrictive covenants contained in the indenture, and the Events of Default relating to failures to comply with covenants will no longer apply to us.

If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. Instead the holders will only be able to rely on the deposited funds or obligations for payment.

We must deliver to the trustee a ruling from the Internal Revenue Service that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes or an opinion of counsel, based on a change of law after the date of the Indenture, to the same effect.

Concerning our Relationship with the Trustee

We and our subsidiaries maintain ordinary banking relationships and credit facilities with The Bank of New York.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

FORMS OF DEBT SECURITIES

Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities represented by these global securities. The depositary maintains a computerized system that will reflect each investor's beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

We may issue the debt securities in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary, its nominees or any successor to the depositary or its nominee.

Any material terms of the depositary arrangement with respect to any securities to be represented by a registered global security that are not described below will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book entry registration and transfer system, the participants' accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown only on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner of the securities represented by the registered global security for all purposes under the indenture. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners of the securities under the indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give any notice or consent or take any action that a holder is entitled to give any notice or consent or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give that notice or consent or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Compaq, the trustee or any other agent of Compaq or the trustee will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the debt securities represented by a registered global security, upon receipt of any payment with respect to the registered global security, will immediately credit participants' accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

If the depositary for any of these debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue debt securities in definitive form in exchange for the registered global security that had been held by the depositary. In addition, we may at any time and in our sole discretion decide not to have any debt securities represented by one or more registered global securities. If we make that decision, we will issue debt securities in definitive form in exchange for all of

the registered global security or securities representing those securities. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the trustee or other agent. It is expected that the depositary's instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

We may periodically sell debt securities in one or more of the following ways:

- to underwriters or dealers for resale to the public or to institutional investors;
- directly to the public or institutional investors; or
- through agents to the public or to institutional investors.

The accompanying prospectus supplement will state the terms of the offering of the securities, including:

- the name or names of any underwriters, dealers or agents;
- the purchase price of such securities and the proceeds to be received by Compaq;
- any underwriting discounts, commissions or agency fees and other items constituting underwriters' or agents' compensation;
- any initial public offering price;
- any discounts or concessions allowed or reallowed or paid to dealers; and
- any securities exchanges on which the securities may be listed.

If we use underwriters in the sale, the underwriters will acquire the securities for their own account and may resell them in one or more transactions, including:

- negotiated transactions;
- at a fixed public offering price or prices; or
- at varying prices determined at the time of sale.

Any initial public offering price and any discounts, commissions or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any debt securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, market prices prevailing at the time of sale, prices related to such prevailing market prices or at negotiated prices, each determined at the time of sale. The securities may be offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

If we use dealers in the sale, the dealers will acquire the securities as principals and may resell them to the public at varying prices to be determined by the dealers at the time of resale.

We may sell the debt securities through agents. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the debt securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Agents, dealers and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

All debt securities will be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of debt securities may make a market in the debt securities. They are not obligated to do so, however, and they may discontinue market-making activity at any time. We cannot give any assurance as to the liquidity of any trading market for any debt securities.

LEGAL MATTERS

The validity of the debt securities to which this prospectus relates and certain legal matters relating to those securities will be passed on for us by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Compaq Computer Corporation for the year ended December 31, 1999, have been so incorporated in reliance on the report thereon of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. ***Other Expenses of Issuance and Distribution***

The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the debt securities being registered hereby. All amounts are estimates except the registration fee.

	Amount to be Paid
Registration fee	$ 528,000
Printing	100,000
Legal fees and expenses	200,000
Trustee fees	10,000
Rating Agency fees	238,000
Accounting fees and expenses	150,000
Miscellaneous	10,000
TOTAL	$1,236,000

ITEM 15. ***Indemnification of Directors and Officers***

Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and agents of the corporation against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation (a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. If the legal proceeding, however, is by or in the right of Compaq, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he or she shall have been adjudged to be liable to Compaq unless and to the extent that a court determines otherwise. The DGCL provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

Compaq's Bylaws provide for indemnification of directors and officers of Compaq against liability they may incur in their capacities as such to the fullest extent permitted by the DGCL.

Compaq has in effect directors' and officers' liability insurance and fiduciary liability insurance. The fiduciary liability insurance covers actions of directors and officers as well as other employees with fiduciary responsibilities under the Employee Retirement Income Security Act of 1974, as amended.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
- payment of unlawful dividends or unlawful stock purchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

Compaq's Restated Certificate of Incorporation provides that, to the fullest extent permitted by law, directors of Compaq will not be liable for monetary damages to Compaq or its stockholders for breaches of their fiduciary duties.

The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

ITEM 16. ***Exhibits and Financial Statement Schedules***

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Document
1.1	— Form of Underwriting Agreement
4.1	— Indenture between the Registrant and The Bank of New York dated as of May 2, 2000.
4.2	— Form of Note (included in Exhibit 4.1)
5.1*	— Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
12.1*	— Statement regarding computation of Ratio of Earnings to Fixed Charges
23.1	— Consent of PricewaterhouseCoopers LLP
23.2*	— Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24.1	— Powers of Attorney (included on the signature page of the Registration Statement)
25.1	— Statement of Eligibility on Form T-1 of The Bank of New York

* To be filed as an exhibit to a Current Report on Form 8-K and incorporated into this registration statement by reference.

ITEM 17. ***Undertakings***

(a) The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement :

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby understands that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 11, 2000.

COMPAQ COMPUTER CORPORATION

By: /s/ BEN K. WELLS

Ben K. Wells

Vice President and Corporate Treasurer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas C. Siekman and Ben K. Wells, and each of them, his or her true and lawful attorneys in fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including posteffective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney in fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys in fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL D. CAPELLAS Michael D. Capellas	President, Chief Executive Officer and Director (principal executive officer)	May 11, 2000
/s/ JESSE J. GREENE, JR. Jesse J. Greene, Jr.	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	May 11, 2000
/s/ BENJAMIN M. ROSEN Benjamin M. Rosen	Chairman of the Board of Directors	May 11, 2000
/s/ LAWRENCE T. BABBIO, JR. Lawrence T. Babbio, Jr.	Director	May 11, 2000
/s/ JUDITH L. CRAVEN Judith L. Craven	Director	May 11, 2000
/s/ CHRIS A. DAVIS Chris A. Davis	Director	May 11, 2000
/s/ ROBERT TED ENLOE, III Robert Ted Enloe, III	Director	May 11, 2000

Signature	Title	Date
/s/ GEORGE H. HEILMEIER George H. Heilmeier	Director	May 11, 2000
/s/ PETER N. LARSON Peter N. Larson	Director	May 11, 2000
/s/ KENNETH L. LAY Kenneth L. Lay	Director	May 11, 2000
/s/ THOMAS J. PERKINS Thomas J. Perkins	Director	May 11, 2000
/s/ KENNETH ROMAN Kenneth Roman	Director	May 11, 2000
/s/ LUCILLE S. SALHANY Lucille S. Salhany	Director	May 11, 2000

EXHIBIT INDEX

Exhibit No.	Document
1.1	— Form of Underwriting Agreement
4.1	— Indenture between the Registrant and The Bank of New York dated as of May 2, 2000
4.2	— Form of Note (included in Exhibit 4.1)
5.1*	— Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
12.1*	— Statement regarding computation of Ratio of Earnings to Fixed Charges
23.1	— Consent of PricewaterhouseCoopers LLP
23.2*	— Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24.1	— Powers of Attorney (included on the signature page of the Registration Statement)
25.1	— Statement of Eligibility on Form T1 of The Bank of New York on Form T-1

* To be filed as an exhibit to a Current Report on Form 8-K and incorporated into this registration statement by reference.